FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2006


                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                                6 Posidonos Ave.
                             Kallithea 176 74 Athens
                                     Greece
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [__]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [__] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Notice of Annual General Meeting and Proxy Statement of Aries Maritime Transport Limited dated April 27, 2006.

                                                                     Exhibit 1

                                      ARIES
                           Maritime Transport Limited

                                                                April 27, 2006

TO THE SHAREHOLDERS OF
ARIES MARITIME TRANSPORT LIMITED

         Enclosed is a Notice of Annual General Meeting of Shareholders of Aries Maritime Transport Limited (the "Company") which will be held at the offices of Seward & Kissel LLP, 20th Floor, One Battery Park Plaza, New York, New York, on May 25, 2006 at 10:00 a.m. (Eastern Daylight Time), and related materials.

         At this Annual General Meeting of Shareholders (the "Meeting"), the shareholders of the Company will consider and vote upon proposals:

1. To elect two Class I directors to serve until the 2009 Annual General Meeting of Shareholders, two Class II directors to serve until the 2008 Annual General Meeting of Shareholders and one Class III director to serve until the 2007 Annual General Meeting of Shareholders ("Proposal One");

2.   To approve the appointment of PricewaterhouseCoopers  S.A. as the Company's
     independent   auditors  for  the  fiscal  year  ending  December  31,  2006
     ("Proposal Two"); and

3. To transact such other business as may properly come before the meeting or any adjournment thereof.

         Adoption of Proposals One and Two requires the affirmative vote of a majority of the votes cast at the meeting.

         You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

         WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

         ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

                                        Very truly yours,

                                        Mons S. Bolin
                                        President and Chief Executive Officer

                        ARIES MARITIME TRANSPORT LIMITED
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                  MAY 25, 2006

         NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Aries Maritime Transport Limited (the "Company") will be held on May 25, 2006 at 10:00 a.m., Eastern Daylight Time, at the offices of Seward & Kissel LLP, 20th Floor, One Battery Park Plaza, New York, New York, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

          1. To elect two Class I directors to serve until the 2009 Annual General Meeting of Shareholders, two Class II directors to serve until the 2008 Annual General Meeting of Shareholders and one Class III director to serve until the 2007 Annual General Meeting of Shareholders ("Proposal One");

          2.   To approve the appointment of PricewaterhouseCoopers  S.A. as the
               Company's   independent  auditors  for  the  fiscal  year  ending
               December 31, 2006;

          3. To lay before the shareholders the Company's audited financial statements for the year ended December 31, 2005; and

          4. To transact such other business as may properly come before the meeting or any adjournment thereof.

         The board of directors has fixed the close of business on April 21, 2006 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual General Meeting or any adjournment or postponement thereof.

         WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

         IF YOU  ATTEND  THE  MEETING,  YOU MAY  REVOKE  YOUR  PROXY AND VOTE IN
PERSON.

                                By Order Of The Board Of Directors

                                Danielle Paynter
                                Secretary
April 27, 2006
Hamilton, Bermuda

                        ARIES MARITIME TRANSPORT LIMITED

                                 PROXY STATEMENT
                                       FOR
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON MAY 25, 2006

                 INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL
-------

         The enclosed proxy is solicited on behalf of the board of directors of Aries Maritime Transport Limited, a Bermuda company (the "Company"), for use at the Annual General Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, 20th Floor, One Battery Park Plaza, New York, New York, on May 25, 2006, at 10:00 a.m., Eastern Daylight Time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about April 27, 2006.

VOTING RIGHTS AND OUTSTANDING SHARES
------------------------------------

         On April 21, 2006 (the "Record Date"), the Company had outstanding 28,416,877 common shares, par value $0.01 per share ("Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Two or more shareholders present in person at the Meeting or by proxy representing in excess of one third of the total issued voting shares of the Company shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted for the proposals set forth on the Notice of Annual General Meeting of Shareholders.

         The Common Shares are listed on The Nasdaq National Market under the symbol "RAMS."

REVOCABILITY OF PROXIES
-----------------------

         A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office at Canon's Court 22 Victoria Street P.O. Box HM 1179 Hamilton HM EX Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

                                  PROPOSAL ONE

                              ELECTION OF DIRECTORS

         The Company currently has five directors divided into three classes. As provided in the Company's bye-laws, at the first Annual General Meeting of Shareholders following the adoption of our bye-laws, our Class I directors shall be elected for a three year term, our Class II directors shall be elected for a two year term and our class III director shall be elected for a one year term. At each succeeding Annual General Meeting of Shareholders, successors to the class of directors whose term expires at that Annual General Meeting of Shareholders shall be elected for a three year term. Each director shall hold office until his successor is elected or appointed or until his earlier resignation or removal.

         Set forth below is information concerning each nominee for director.

         Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following five nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current board of directors may recommend.

Nominees For Election To The Company's Board Of Directors
---------------------------------------------------------

         Information concerning the nominees for directors of the Company is set forth below:


Name                         Age           Position
----                         ---           --------

Mons S. Bolin                53           Class I Director, President and
                                          Chief Executive Officer

Richard J.H. Coxall          50           Class I Director and Chief
                                          Financial Officer

Per Olav Karlsen             52           Class II Director and Chairman

Henry S. Marcus              62           Class II Director

Panagiotis Skiadas           35           Class III Director and Deputy
                                          Chairman

          Certain biographical information about each of these individuals is set forth below.

         Mons S. Bolin has served as our President, Chief Executive Officer and a director since April 2005. He has over 30 years of shipping industry experience. After graduating with distinction in Law (LLB), Economics and Business Administration from the University of Lund in Sweden, Mr. Bolin completed his military service as an officer in the Swedish Royal Marines in 1975. Mr. Bolin worked as a shipbroker for Fearnleys A/S in Oslo, Norway from 1975 to 1977 and was then a director and partner in the shipbrokering firm of Alexandrakis Brandts in Greece for eight years before co-founding an oil/commodity trading and ship operating business, Westminster Oil and Gas Ltd., in London in 1985. In 1991 he co-founded with Gabriel Petridis, Southern Seas Shipping Corporation, an affiliate of Aries Energy Corporation, which he still beneficially owns with Mr Petridis. From February 1997 to April 2005, Mr. Bolin was co-managing director of Magnus Carriers. He remains a director of Sea Breeze UK Ltd., an affiliate of Aries Energy Corporation. Mr. Bolin is a citizen of Sweden and a resident of Great Britain.

         Richard J. H. Coxall has served as our Chief Financial Officer and a director since January 2005. Since 2000, Mr. Coxall has been the Finance Director of Magnus Carriers. Mr. Coxall studied at Havering Technical College and Polytechnic of Central London. He holds an International Banking Diploma from the Chartered Institute of Bankers. Between 1974 and 1994 Mr. Coxall worked for Barclays Bank International in various banking operations and for Barclays Bank PLC, London as a manager in ship finance. In 1995, Mr. Coxall established the representative office of the Commercial Bank of Greece in London and ran that office until 1996, developing shipping finance business for the second largest bank in Greece. In 1996, Mr. Coxall was appointed director of Barclays Bank ship finance in Greece. Between 1998 and 2000, Mr. Coxall was an independent consultant in ship finance and projects to international shipping companies. Mr. Coxall is a citizen of Great Britain and a resident of Greece.

         Per Olav Karlsen has served as the Chairman of our board of directors since the closing of our initial public offering in June 2005. Since 2000, Mr. Karlsen has been one of three partners and the joint managing director of Cleaves Shipbroking Ltd. Since September, 2005, he has been responsible for the formation of a new marine finance company in Oslo, Norway, Union Marine Finance AS. From 1993 through 2000, he was President of R.S. Platou (S) Pte Ltd., a ship brokerage company. Mr. Karlsen has also worked for Fearnleys AS, a major shipbroking company, for 10 years in various positions and capacities, including as managing director of Fearnleys Korea for 3 years and as managing director of Fearnley Finans Prosjekt AS for 4 years. Mr. Karlsen also serves as a director of Pacship (UK) Ltd, a company controlled by Pacific Carriers Ltd, a company in the Kuok Group. He has worked in the shipping industry for approximately 26 years. In 1993, Wind Shipping Group, a company for which Mr. Karlsen served as a director, was the subject of an insolvency proceeding. He is a citizen of Norway.

         Henry S. Marcus has served as a member of our board of directors since the closing of our initial public offering in June 2005. Mr. Marcus has been a Professor of Marine Systems in the Ocean Engineering Department of the Massachusetts Institute of Technology for over ten years. Mr. Marcus works as a consultant to various government organizations, academic institutions and corporations. He holds a bachelor's degree in Naval Architecture and Marine Engineering from the Webb Institute of Naval Architecture. He holds master's degrees in Shipping and Shipbuilding Management and Naval Architecture and Marine Engineering from Massachusetts Institute of Technology. Mr. Marcus also holds a doctorate degree in business administration, specializing in Transportation and Logistics, from Harvard University, Graduate School of Business Administration. He is a citizen and a resident of the United States.

         Panagiotis Skiadas has served as a member of our board of directors and our Deputy Chairman since the closing of our initial public offering in June 2005. Mr. Skiadas has been the Environmental Manager of VIOHALCO S.A. the parent company of the largest Greek metals group of companies that incorporates approximately 80 companies. Prior to joining VIOHALCO in April 2006, Mr. Skiadas served the same role for a subsidiary of VIOHALCO, ELVAL S.A. since 2004. He has also served as the Section Manager of Environmental Operations for the Organizational Committee of Olympic Games, Athens 2004 S.A. Mr. Skiadas holds a bachelor's degree in Environmental Engineering from the University of Florida. He holds a master's degree in Environmental and Water Quality Engineering from the Massachusetts Institute of Technology. Mr. Skiadas is a citizen and a resident of Greece.

         Required Vote. Approval of Proposal One will require the affirmative vote of a majority of the votes cast by shareholders entitled to vote in the election.

         Audit Committee. The board of directors has established an Audit Committee, consisting of three independent directors. The members of the Audit Committee are Messrs. Karlsen, Skiadis and Marcus.

         Officers. Mr. Bolin serves as the Company's President and Chief Executive Officer. Mr. Coxall is the Company's Chief Financial Officer.

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

                                  PROPOSAL TWO

                           APPROVAL OF APPOINTMENT OF
                              INDEPENDENT AUDITORS

         The board of directors is submitting for approval at the Meeting the selection of PricewaterhouseCoopers S.A. as the Company's independent auditors for the fiscal year 2006. The board of directors will also lay before the Meeting the Company's audited financial statements for the year ended December 31, 2005. These financial statements are being distributed to shareholders as part of the Company's 2005 Annual Report.

         PricewaterhouseCoopers S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

         All services rendered by the independent auditors are subject to review by the Audit Committee.

         Required Vote. Approval of Proposal Two will require the affirmative vote of a majority of the votes cast by shareholders entitled to vote in the election.

THE  BOARD  OF  DIRECTORS  UNANIMOUSLY  RECOMMENDS  A VOTE FOR  APPROVAL  OF THE
APPOINTMENT OF PRICEWATERHOUSECOOPERS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE 2006 FISCAL YEAR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
------------

         The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The board of directors may retain the services of Computershare Trust Company Inc. for soliciting proxies from those entities holding shares in street name.

EFFECT OF ABSTENTIONS
---------------------

         Abstentions will not be counted in determining whether Proposals One or Two have been approved.


                                  OTHER MATTERS

         No other matters are expected to be presented for action at the Meeting.

                                         By Order of the Directors

                                         Danielle Paynter
                                         Secretary
April 27, 2006
Hamilton, Bermuda

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  May 4, 2006
                                         By:/s/ Richard J.H. Coxall
                                         ------------------------
                                         Richard J.H. Coxall
                                         Chief Financial Officer

SK 23248 0002 667366